UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Convio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

21257W 105

(CUSIP Number)

Marc Chardon

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492

Telephone: (843) 216-6200

Copy to:

Donald R. Reynolds, Esq.

S. Halle Vakani, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: 919-781-4000

Facsimile: 919-781-4865

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21257W 105

1.	Names of Reporting Persons. Blackbaud, Inc. 11-2617163
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 5,825,164 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,825,164 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,825,164 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 18,738,889 shares of Common Stock of Convio, Inc. issued and outstanding as of February 13, 2012 (as provided by Convio, Inc.).

CUSIP No. 21257W 105

Introductory Note

This Amendment No. 1 amends the Schedule 13D originally filed by Blackbaud, Inc., a Delaware corporation (“Blackbaud”) on January 26, 2012 (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Convio, Inc., a Delaware corporation (“Convio”). Except as amended hereby, the Schedule 13D remains effective.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Blackbaud may be deemed to have acquired ownership of 5,825,164 shares of Common Stock pursuant to the Support Agreement (as defined below) and certain irrevocable proxies to vote shares of Common Stock granted thereunder. Blackbaud did not expend any funds in connection with the execution of the Support Agreement. The Support Agreement is described in more detail in Item 4 below.

On January 17, 2012, Blackbaud received a debt commitment letter from JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities LLC (“JPMorgan”), SunTrust Bank (“SunTrust”) and SunTrust Robinson Humphrey, Inc. (“STRH”), with each of JPMCB, SunTrust and a syndicate of financial institutions and other entities as lenders (the “Lenders”), providing for senior secured credit facilities in an aggregate amount of $325 million to finance the Merger (as defined below) and repay or refinance certain existing indebtedness of Blackbaud and Convio and pay related fees and expenses. The description of the commitment does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

On February 9, 2012, Blackbaud entered into an Amended and Restated Credit Agreement with the lenders referred to therein, JPMCB, as Administrative Agent, Swingline Lender and an Issuing Lender, SunTrust, as Syndication Agent, and Bank of America, N.A. and Regions Bank, as Co-Documentation Agents, with JPMorgan and STRH, as Joint Lead Arrangers and Joint Bookrunners (the “Credit Agreement”). The Credit Agreement provides for a $325 million credit facility that matures on February 9, 2017, subject to early termination by Blackbaud or the Administrative Agent on behalf of the lenders. It includes a dollar tranche revolving credit facility and designated currency tranche revolving credit facility, with sublimits for letter of credit facilities and a swingline facility, and a delayed draw term loan facility. The obligations of Blackbaud under the Credit Agreement are secured by the stock and limited liability company interests of certain subsidiaries of Blackbaud and the proceeds therefrom pledged pursuant to an Amended and Restated Pledge Agreement dated as of February 9, 2012, by Blackbaud in favor of JPMCB, as Administrative Agent for the ratable benefit of itself and the lenders referred to therein. The foregoing description of the Credit Agreement and Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement and Pledge Agreement, a copy of each of which is filed as Exhibit 4 and 5 hereto and is incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer

(a). The first two paragraphs of Item 5(a) of the Schedule 13D are hereby amended and restated in their entirety as follows:

“As a result of the Support Agreement, Blackbaud may be deemed to have the power to vote 5,825,164 shares of Common Stock held by the Stockholders in connection with the Merger Agreement and certain related matters. Accordingly, Blackbaud may be deemed to be the beneficial owner of 5,825,164 shares of Common Stock in the aggregate, representing approximately 31.3% of the total outstanding shares of Common Stock as of February 13, 2012.

The calculation of the foregoing numbers of shares of Common Stock and percentages is based on (i) the number of issued and outstanding shares of Common Stock at February 13, 2012, as provided by Convio and, (ii) the number of shares of Common Stock beneficially owned by the Stockholders as represented and warranted by the Stockholders in the Support Agreement. To Blackbaud’s knowledge, none of the other persons named in Item 2 above beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any shares of Common Stock or any other shares of capital stock of Convio.”

CUSIP No. 21257W 105

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit 4	Amended and Restated Credit Agreement, dated as of February 9, 2012, by and among Blackbaud, as Borrower, the lenders referred to therein, JPMorgan Chase Bank, N.A. as Administrative Agent, Swingline Lender and an Issuing Lender, SunTrust Bank, as Syndication Agent, and Bank of America, N.A. and Regions Bank, as Co-Documentation Agents, with J.P. Morgan Securities LLC and SunTrust Robinson Humphrey, Inc., as Joint Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.53 to the Current Report on Form 8-K filed by Parent on February 15, 2012).

Exhibit 5	Amended and Restated Pledge Agreement, dated as of February 9, 2012, by Blackbaud in favor of JPMorgan Chase Bank, N.A., as Administrative Agent for the ratable benefit of itself and the lenders referred to therein (incorporated by reference to Exhibit 10.54 to the Current Report on Form 8-K filed by Parent on February 15, 2012).

CUSIP No. 21257W 105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 15, 2012

/s/ ANTHONY W. BOOR
Anthony W. Boor,
Senior Vice President and Chief Financial Officer

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